SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                      The Flight International Group, Inc.
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                         (Title of Class of Securities)

                                   476142-10-4
                                 (CUSIP Number)

                                  John R. Bone
                    c/o The Flight International Group, Inc.
                 Newport News/Williamsburg International Airport
                             Newport News, VA 23602
                                  (757)886-5500
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                               September 23, 1999
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class. See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.........476142-10-4          Page 2 of 4 Pages

1) Name of Reporting Person........John R. Bone
   S.S. or I.R.S. Identification No. of Above Person....###-##-####

2) Check the Appropriate Box if a Member of a Group (see Instructions)
   (a)......
   (b)......

3) SEC Use Only.........................................

4) Source of Funds (See Instructions).......(See Item 3)

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d)
   or 2(e).............

6) Citizenship or Place of Organization.........U.S.

Number of             (7) Sole Voting Power................ 145,000
Shares Bene-          _____________________________________________
ficially Owned        (8) Shared Voting Power................55,000
by Each Reporting     ---------------------------------------------
Person With           (9) Sole Dispositive Power............145,000
                      ---------------------------------------------
                      (10) Shared Dispositive Power..........55,000

11) Aggregate Amount Beneficially Owned by Each Reporting Person.......200,000

12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares
    (See Instructions).........

13) Percent of Class Represented by Amount in Row 11.......19.72%

14) Type of Reporting Person (See Instructions).....IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1.  SECURITY AND ISSUER.

         This Schedule 13D relates to the New Common Stock, par value $.01 per share (the "Common Stock") of The Flight International Group, Inc. (The "Issuer"), whose principal executive offices are located at Newport News/Williamsburg International Airport, Newport News, VA 23602.

ITEM 2.  IDENTITY AND BACKGROUND.

         (a)  Name: John R. Bone

         (b) Residence or business address: The Flight International Group, Inc., Newport News/Williamsburg International Airport, VA 23602.

         (c) Present principal occupation or employment and the name, principal business and address or any corporation or other organization in which such employment is conducted: Mr. Bone is an officer, director and 50% shareholder of Maritime Sales & Leasing, Inc., whose address is set forth in Item 2(b) above. Mr. Bone is also President of Global Jet, and a pilot with a major US Airline.

         (d) Involvement in Certain Legal Proceedings. Not applicable.

         (e) Party to a Civil Proceeding. Not applicable.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Pursuant to the Common Stock Purchase Agreement by and between David E. Sandlin, President and Chairman of the Company and Wayne M.Richmon, dated September 23, 1999, annexed hereto as Exhibit A (the "CSPA") within forty-five days of the date of the CSPA, David E. Sandlin (the "Purchaser") agreed to purchase 55,000 (the "Purchased Shares") of Common Stock for $330,000. The Purchaser shall pay Wayne M. Richmon (the "Seller") one-third (1/3) of the purchase price, or $110,000. On January 15, 2000, Purchaser shall pay Seller the remaining amount of the purchase price, or $220,000. The Purchaser has assigned his rights and obligations under the CSPA to Maritime Sales & Leasing, Inc. ("Maritime") a corporation 50% owned by Mr. Sandlin and 50% owned by John R. Bone, a director of the Issuer, effective September 24, 1999, pursuant to the Assignment annexed hereto as Exhibit B.

ITEM 4.  PURPOSE OF TRANSACTION.

         The purpose of the transaction is the purchase by Maritime of all shares of Common Stock owned by the Seller Wayne M. Richmon. The reporting person is not interested in, and has no plans or proposals which relate to or would result in, the items described in Item 4(a)-(j).

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) Reporting person beneficially owns an aggregate of 200,000 shares of Common Stock, representing 19.72% of the outstanding shares of Common Stock (based, as to the number of outstanding shares, upon the Company's Annual Report on Form 10-KSB for the fiscal year ended April 30, 1999). These shares do not include vested but unexercised stock options.

         (b) As to 145,000 of the shares indicated above, reporting person has sole power to vote and dispose or direct the disposition thereof. As to 55,000 shares, reporting person shares power to vote and dispose or direct the disposition of such shares with David E. Sandlin.

         (c) 55,000 shares reported herein were acquired by Maritime from Seller effective September 24, 1999.

         (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock disclosed herein.

         (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER. SEE EXHIBITS A AND B ATTACHED.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.  SEE EXHIBITS A AND B ATTACHED.

Signature.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                   Date:  November 22, 1999

                                                         /s/ John R. Bone
                                                         JOHN R. BONE

                                    EXHIBIT A

                         COMMON STOCK PURCHASE AGREEMENT

         AGREEMENT entered into as of the 23rd day of September, 1999, by and between WAYNE M. RICHMON, having an address at 1768 Templeton Lane, Virginia Beach, Virginia 23454 ("Seller") and DAVID E. SANDLIN, having an address at 19 Wesley Street, Newnan, Georgia 30263 ("Purchaser").

         WHEREAS, the Purchaser desires to purchase, and the Seller desires to sell, an aggregate of fifty five thousand (55,000) shares (the "Shares") of the New Common Stock of The Flight International Group, Inc. (the "Company"), par value $.01 per share (the "Common Stock"), upon the terms and conditions hereof.

         NOW, THEREFORE, in consideration of the premises and the mutual agreements herein contained, the Purchaser and the Company hereby agree as follows:

                          SECTION 1: SALE OF THE SHARES

         1.1 Sale of the Shares. Subject to the terms and conditions hereof, the Seller will sell and deliver to the Purchaser and the Purchaser will purchase from the Seller, upon the execution and delivery hereof, the Shares for a purchase price equal to Six Dollars ($6.00) per Share, or an aggregate of Three Hundred Thirty Thousand Dollars ($330,000) (the "Purchase Price"). Seller represents and warrants that he is the sole owner of the Shares, free and clear of all claims, liens or encumbrances of any nature.

                        SECTION 2: CLOSING DATE; DELIVERY

         2.1 Closing Date. The closing of the purchase and sale of the Shares hereunder (the "Closing") shall be held immediately following the execution and delivery of this Agreement. The Purchase Price shall be paid in accordance with the following schedule: (a) Within forty-five (45) days of the date hereof, Purchaser shall pay Seller one-third (1/3) of the Purchase Price, or $110,000;
(b) On January 15, 2000, Purchaser shall pay Seller the remaining amount of the Purchase Price, or $220,000.

         2.2 Delivery at Closing. Upon the signing of this Agreement, Seller shall deliver to David Feldman to be held in escrow by Feldman & Associates, as escrow agent (the "Escrow Agent"), stock certificates registered in the Seller's name, duly endorsed for transfer and representing the number of Shares to be purchased by Purchaser hereunder. Once Purchaser has given written confirmation to Escrow Agent of the wire transfer of $110,000 from Purchaser to the account of Seller, Escrow Agent shall notify Seller and Seller shall have three (3) business days from the date of such notice to object in writing to the delivery of the Shares from the Escrow Agent to the Purchaser. If Escrow Agent has not received written objection from Seller within such three (3) business day period, Escrow Agent shall deliver the Shares to the Purchaser. Purchaser and Seller shall each deliver a general release to the other with respect to the transactions contemplated hereunder in the forms annexed hereto, with such releases to be held by the Escrow Agent pursuant to the same terms and conditions as set forth above for the Shares. Upon delivery of the Shares to the Purchaser, Escrow Agent shall deliver the releases to the respective parties entitled to receive them.

         Escrow Agent shall have the right at any time to deposit the Shares and releases with the clerk of a court in New York County and give written notice of such deposit to Purchaser and Seller. Upon such deposit or other disbursement in accordance with the terms of this Agreement, Escrow Agent shall be relieved and discharged of all further obligations and responsibilities hereunder. The Escrow Agent shall not incur any liability whatsoever for acting upon any notice, direction, waiver, consent, certificate, receipt, authorization, power of attorney or other paper or document purporting and believed by the Escrow Agent to be genuine and to be signed and presented by the proper person or persons.

         The parties acknowledge that, although Escrow Agent is holding the Shares and the releases, Escrow Agent is acting solely as a stakeholder at their request and for their convenience and that Escrow Agent shall not be liable to either party for any act or omission on its part unless taken or suffered in bad faith or in willful disregard of this contract or involving gross negligence on the part of Escrow Agent. Purchaser and Seller jointly and severally agree to defend, indemnify and hold Escrow Agent harmless from and against all costs, claims and expenses (including reasonable attorneys' fees) incurred in connection with the performance of Escrow Agent's duties hereunder, except with respect to actions or omissions taken or suffered by Escrow Agent in bad faith or in willful disregard of this contract or involving gross negligence on the part of Escrow Agent.

         Escrow Agent may act or refrain from acting in respect of any matter referred to herein in full reliance upon and with the advice of counsel which may be selected by it (including any member of its firm) and shall be fully protected in so acting or refraining from action upon the advice of such counsel. Escrow Agent or any member of its firm shall be permitted to act as counsel for Purchaser and/or Seller in any dispute as to the disbursement of the Shares or releases or any other dispute between the parties whether or not Escrow Agent is in possession of the Shares or releases and continues to act as Escrow Agent.

             SECTION 3: REPRESENTATIONS AND WARRANTIES OF PURCHASER

         The Purchaser hereby represents and warrants to the Seller as follows:

         3.1 Experience. It has such knowledge and experience in financing and business matters that it is capable of evaluating the merits and risks of an investment in the Shares and of making an informed decision and has the capacity to protect its own interests.

         3.2 Investment; Access to Data. It is acquiring the Shares for investment for its own account, not as a nominee or agent and not with the view to, or for resale in connection with, any distribution thereof. It has had an opportunity to discuss the Company's business, management and financial affairs with the Company's management and has been supplied with all information it deems necessary to make an informed investment decision including copies of any filings made by the Company with the Securities and Exchange Commission. Purchaser acknowledges that he is a director and President of the Company and is fully familiar with its affairs.

         3.3 Authorization. (a) This Agreement, upon execution and delivery thereof, will be a valid and binding obligation of Purchaser, enforceable in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization and moratorium laws and other laws of general application affecting enforcement of creditors' rights generally.

                  (b) The execution, delivery and performance by Purchaser of this Agreement and compliance therewith and the purchase and sale of the Shares will not result in a violation of and will not conflict with, or result in a breach of, any of the terms of, or constitute a default under, any provision of state or Federal law to which Purchaser is subject, or any mortgage, indenture, agreement, instrument, judgment, decree, order, rule or regulation or other restriction to which the Purchaser is a party or by which it is bound, or result in the creation of any mortgage, pledge, lien, encumbrance or charge upon any of the properties or assets of Purchaser pursuant to any such term.

                            SECTION 4: MISCELLANEOUS

         4.1 Governing Law. This Agreement shall be governed in all respects by the laws of the State of Virginia, without regard to conflicts of laws principles thereof.

         4.2 Survival. The terms, conditions and agreements made herein shall survive the Closing.

         4.3 Assignment. This Agreement may be assigned by the Purchaser in its sole discretion, upon written notice to Seller, provided, however, that Purchaser shall remain primarily liable for compliance with the terms and provisions hereof following such assignment. This Agreement may not be assigned by the Seller.

         4.4 Successors and Assigns. Except as otherwise expressly provided herein, the provisions hereof shall inure to the benefit of, and be binding upon, the successors, permitted assigns, heirs, executors and administrators of the parties hereto.

         4.5 Entire Agreement; Amendment; Waiver. This Agreement constitutes the entire and full understanding and agreement between the parties with regard to the subject matter hereof. Neither this Agreement nor any term hereof may be amended, waived, discharged or terminated, except by a written instrument signed by all the parties hereto.

         4.6 Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be an original, but all of which together, shall constitute one instrument.

         IN WITNESS WHEREOF, the undersigned have hereunto set their hands as of the day and year first above written.

                                            /s/ David E. Sandlin
                                            DAVID E. SANDLIN

                                            /s/ Wayne M. Richmon
                                            WAYNE M. RICHMON

                                            SOLELY FOR PURPOSES OF THE ESCROW
                                            PROVISION OF SECTION 2.2

                                            FELDMAN & ASSOCIATES

                                            By: /s/ David N Feldman
                                                David N. Feldman
                                                Principal

                                     RELEASE

         TO ALL TO WHOM THESE PRESENTS SHALL COME OR MAY CONCERN, KNOW THAT DAVID E. SANDLIN, as Releasor ("Releasor"), in consideration of the sum of Ten Dollars ($10.00) received from WAYNE M. RICHMON, as Releasee ("Releasee"), and other good and valuable consideration, the receipt and sufficiency whereof are hereby acknowledged, releases and discharges the Releasee, Releasee's successors and assigns, from all actions, causes of action, suits, debts, dues, sums of money, accounts, reckonings, bonds, executions, claims, losses, costs, damages, liabilities, grievances, causes of action, administrative, court or otherwise and demands whatsoever, in law, admiralty or equity, other than claims arising under that certain Common Stock Purchase Agreement, of even date herewith, by and between Releasor and Releasee (any or all of the foregoing, "Claims"), as well as any and all Claims arising under any other federal, state or local statute or ordinance, the Releasor, Releasor's heirs, executors, administrators, successors and assigns ever had, now have or hereafter can, shall or may, have for, upon, or by reason of any matter, cause or thing whatsoever from the beginning of the world to the day of the date of this Release. This Release may not be changed orally.

                  IN WITNESS WHEREOF, the Releasor has executed this Release on the 23 day of September, 1999.

                            /s/ David E. Sandlin
                            DAVID E. SANDLIN

STATE OF VIRGINIA
COUNTY OF

                  On September 23, 1999 before me personally came DAVID E. SANDLIN, to me known, who, by me duly sworn, did depose and say that deponent resides at 19 Wesley Street Newnan, GA 30263, and that deponent executed the foregoing Release.

                                     /s/ Ann Campbell
                                     Notary Public

                                     RELEASE

         TO ALL TO WHOM THESE PRESENTS SHALL COME OR MAY CONCERN, KNOW THAT WAYNE M. RICHMON, as Releasor ("Releasor"), in consideration of the sum of Ten Dollars ($10.00) received from DAVID E. SANDLIN, as Releasee ("Releasee"), and other good and valuable consideration, the receipt and sufficiency whereof are hereby acknowledged, releases and discharges the Releasee, Releasee's successors and assigns, from all actions, causes of action, suits, debts, dues, sums of money, accounts, reckonings, bonds, executions, claims, losses, costs, damages, liabilities, grievances, causes of action, administrative, court or otherwise and demands whatsoever, in law, admiralty or equity, other than claims arising under that certain Common Stock Purchase Agreement, of even date herewith, by and between Releasor and Releasee (any or all of the foregoing, "Claims"), as well as any and all Claims arising under any other federal, state or local statute or ordinance, the Releasor, Releasor's heirs, executors, administrators, successors and assigns ever had, now have or hereafter can, shall or may, have for, upon, or by reason of any matter, cause or thing whatsoever from the beginning of the world to the day of the date of this Release. This Release may not be changed orally.

                  IN WITNESS WHEREOF, the Releasor has executed this Release on the 23 day of September, 1999.

                               /s/ Wayne M. Richmon
                               WAYNE M. RICHMON

STATE OF VIRGINIA
COUNTY OF

                  On Sept 23, 1999 before me personally came WAYNE M. RICHMON, to me known, who, by me duly sworn, did depose and say that deponent resides at 1768 Templeton Lane Virginia Beach, Virginia 23454, and that deponent executed the foregoing Release.

                                     /s/ Ann Campbell
                                     Notary Public

                                    Exhibit B

                                   ASSIGNMENT

         KNOW ALL MEN BY THESE PRESENTS, that DAVID E. SANDLIN, an individual with an address at 19 Wesley Street, Newnan, Georgia 30263 ("Assignor"), in consideration of $10.00, and other good and valuable consideration, the receipt and sufficiency whereof are hereby acknowledged, has sold and by these presents does grant, assign and convey unto MARITIME SALES & LEASING, INC. ("Assignee"), the following:

         ALL OF Assignor's right, title and interest in that certain Common Stock Purchase Agreement, dated as of September 23, 1999, by and between Wayne
M. Richmon, Assignor, and Feldman & Associates as escrow agent (the "Agreement") and all of Assignor's right to acquire the Shares (as defined in the Agreement). All capitalized terms not otherwise defined herein shall have their respective meanings as set forth in the Agreement.

         To have and to hold all the assets hereby sold, assigned, transferred, conveyed and delivered to the Assignee, forever, and Assignee accepts the assignment of the assets hereby conveyed and assumes all rights and obligations of the Assignor under the Agreement, subject to the provisions hereof. Assignor acknowledges that the Agreement requires that he remains primarily liable for compliance with the terms and provisions of the Agreement following the assignment contemplated hereby.

         IN WITNESS WHEREOF, Assignor and Assignee have executed this Assignment as of the 24th day of September, 1999.

                                              MARITIME SALES & LEASING, INC.

                                              By: /s/ David E. Sandlin
                                                  David E. Sandlin, Secretary

                                                  /s/ David E. Sandlin
                                                  DAVID E. SANDLIN, individually